                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D
                                (Rule 13d-101)

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 14)*

                              Saul Centers, Inc.
      ------------------------------------------------------------------
                               (Name of Issuer)

                    Common Stock, $.01 par value per share
      ------------------------------------------------------------------
                        (Title of Class of Securities)

                                  804395 10 1
      ------------------------------------------------------------------
                                (CUSIP Number)

                               Henry Ravenel, Jr.
                            8401 Connecticut Avenue
                          Chevy Chase, Maryland 20815
                                 (301) 986-6207
      ------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized
                    to Receive Notices and Communications)


      ------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

              *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D
CUSIP NO. 804395 10 1                          PAGE   2       OF  20     PAGES
         -----------------                          ---------     --------

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

       B. Francis Saul II
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [_]
                                                                (b) [x]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      SC, 00
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                         [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
     United States of America
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            19,851

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          4,005,500
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             19,851

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          4,005,500
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      4,025,351

------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12                                                                  [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      30.1%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      IN
------------------------------------------------------------------------------

                                 SCHEDULE 13D
CUSIP NO. 804395 10 1                            PAGE  3        OF  20     PAGES
         -----------------                           ----------   ---------

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

      Franklin Property Company
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [_]
                                                                (b) [x]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      SC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                         [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Maryland
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          162,300
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             162,300

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      162,300

------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12                                                                  [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      1.2%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      CO
------------------------------------------------------------------------------

                                 SCHEDULE 13D
CUSIP NO.  804395 10 1                          Page 4        of   20     Pages
         -----------------                          ---------   ---------

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

      Westminster Investing Corporation
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [_]
                                                                (b) [x]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      SC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                         [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      New York
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                           374,030
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             374,030

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      374,030

------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12                                                                  [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      2.8%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      CO
------------------------------------------------------------------------------

                                 SCHEDULE 13D
CUSIP NO. 804395 10 1                           Page   5      of    20    Pages
         -----------------                           --------    --------

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

      Van Ness Square Corporation
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [_]
                                                                (b) [x]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      SC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                         [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Maryland
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          77
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             77

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11


------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12                                                                  [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      0%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      CO
------------------------------------------------------------------------------

                                 SCHEDULE 13D
CUSIP NO. 804395 10 1                           Page    6      of  20      Pages
         -----------------                          ----------    --------

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

      B.F. Saul Real Estate Investment Trust
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [_]
                                                                (b) [x]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      SC, WC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                         [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Maryland
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                            2,449,618
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                            2,449,618
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      2,449,618

------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12                                                                  [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      18.3%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      00
------------------------------------------------------------------------------

                                                              Page 7 of 20 Pages




                               AMENDMENT NO. 14
                               ----------------
                                      TO
                                      --
                                 SCHEDULE 13D
                                 ------------

ITEM 1.  Security and Issuer.

     No change.

ITEM 2.  Identity and Background.

     Item 2 is amended in its entirety to read as follows:

     This statement is filed by (1) B. Francis Saul II, (2) Franklin Property Company, (3) Westminster Investing Corporation, (4) Van Ness Square Corporation and (5) B. F. Saul Real Estate Investment Trust, all or some of whom may be considered a group for the purposes of Rule 13d-1. Franklin Property Company, Westminster Investing Corporation, and Van Ness Square Corporation are hereinafter referred to collectively as the "Corporations."

     B. Francis Saul II is Chairman of the Board, a Director and Chief Executive Officer of (i) the Issuer, (ii) B. F. Saul Company (the "Saul Company"), (iii)
B. F. Saul Real Estate Investment Trust (the "Saul Trust"), and (iv) Chevy Chase Bank, F.S.B. ("Chevy Chase"). Mr. Saul's business address and that of each of the foregoing entities is 8401 Connecticut Avenue, Chevy Chase, Maryland 20815 (except Chevy Chase which is located at 7926 Jones Branch Drive, McLean, Virginia 22102). The principal business of each of the foregoing entities (except for Chevy Chase, which is a federally chartered savings bank) is the development, ownership and management of real estate, directly or through subsidiary entities. The Saul Trust, an unincorporated business trust organized and existing under Maryland law, is a majority owned subsidiary of the Saul Company. Chevy Chase is a majority owned subsidiary of the Saul Trust.

     Franklin Property Company, a Maryland corporation, and a wholly owned subsidiary of the Saul Company, is a company principally engaged in real estate management.

     Westminster Investing Corporation, a New York corporation, is a company formerly engaged in the ownership and development of real estate and currently principally engaged in the ownership of equity interests in affiliated entities.

     Van Ness Square Corporation, a Maryland corporation, is a company formerly engaged in the ownership and development of real estate and currently principally engaged in the ownership of equity interests in affiliated entities.

     The address of the principal business and principal office of each of the Corporations is 8401 Connecticut Avenue, Chevy Chase, Maryland 20815.

                                                              Page 8 of 20 Pages

     Information about the directors and executive officers of each of the Corporations and the Saul Trust is set forth in the following tables. B. Francis Saul II is ultimately in control of each of the Corporations and the Saul Trust.

Franklin Property Company
-------------------------

                         Position with Company and Present
Name/1/                  Principal Occupation if Different
----                     ---------------------------------



Philip D. Caraci         Chairman; President and Director, Saul Centers, Inc.;
                         Executive Vice President, B. F. Saul Company; Senior
                         Vice President and Secretary, B.F. Saul Real Estate
                         Investment Trust

B. Francis Saul III      President and Director; Vice Chair, Saul Centers, Inc.;
                         Senior Vice President and Director, B. F. Saul Company;
                         Vice President and Trustee, B. F. Saul Real Estate
                         Investment Trust; Director, Chevy Chase Bank, F.S.B.

Ross E. Heasley          Vice President and Director; Vice President, B. F. Saul
                         Company; Vice President, B. F. Saul Real Estate
                         Investment Trust; Vice President and Assistant
                         Secretary, Saul Centers, Inc.

Laurence Millspaugh      Vice President; Vice President, B. F. Saul Company;
                         Vice President, B. F. Saul Real Estate Investment Trust

Patricia E. Clark        Secretary and Director; Assistant Vice President and
                         Secretary, B. F. Saul Company

Henry C. Parrish III     Senior Vice President; Vice President, B. F. Saul
                         Company; Vice President, B. F. Saul Real Estate
                         Investment Trust

William K. Albright      Vice President and Treasurer; Vice President and
                         Treasurer, B. F. Saul Company and B. F. Saul Real
                         Estate Investment Trust; Vice President and Assistant
                         Treasurer, Saul Centers, Inc.




---------------
/1/ The business address of each person is 8401 Connecticut Avenue, Chevy Chase, Maryland 20815.

                                                              Page 9 of 20 Pages

Mark G. Carrier          Vice President; Vice President, B. F. Saul Company;
                         Vice President, B. F. Saul Real Estate Investment Trust

James P. Sprouse         Vice President; Vice President, B. F. Saul Company;
                         Assistant Vice President, B. F. Saul Real Estate
                         Investment Trust

Ernest R. Pivonka        Vice President; Vice President, B. F. Saul Company

Merle F. Sustersich      Vice President; Vice President, B. F. Saul Company;
                         Vice President, B.F. Saul Real Estate Investment Trust

Bryon S. Barlow          Vice President; Vice President, B. F. Saul Company

Enio P. Guerra           Vice President; Vice President, B. F. Saul Company

Barbara C. Phillips      Vice President; Vice President, B. F. Saul Company

Barbara L. Reifsnider    Vice President; Vice President, B. F. Saul Company

Alison B. Rubin          Vice President; Vice President, B. F. Saul Company

Kenneth Kovach           Vice President; Vice President, B.F. Saul Company


Westminster Investing Corporation
---------------------------------

                         Position with Company and Present
Name/2/                  Principal Occupation if Different
----                     ---------------------------------------

B. Francis Saul II       Director, Chairman of the Board and President; Chairman
                         of the Board and Chief Executive Officer, Saul Centers,
                         Inc.; Chairman of the Board, B. F. Saul Company, B. F.
                         Saul Real Estate Investment Trust, Chevy Chase Bank,
                         F.S.B.

B. Francis Saul III      Executive Vice President and Director; Senior Vice
                         President and Director, B. F. Saul Company; President and Director, Franklin Property Company; Vice President and Trustee, B. F. Saul Real Estate Investment Trust;
                         Vice Chair, Saul Centers, Inc; Director, Chevy Chase
                         Bank, F.S.B.



--------------------
/2/ The business address of each person is 8401 Connecticut Avenue, Chevy Chase, Maryland 20815 unless otherwise indicated.

                                                             Page 10 of 20 Pages

George M. Rogers, Jr./3/   Secretary and Director; Senior Counsel, Shaw Pittman

William F. Anhut, Jr.      Vice President, Treasurer and Assistant Secretary;
                           Vice President, B.F. Saul Company



Van Ness Square Corporation
---------------------------

                         Position with Company and Present
Name/4/                  Principal Occupation if Different
----                     -------------------------------------

B. Francis Saul II       Director and Chairman; Chairman of the Board and Chief
                         Executive officer, Saul Centers, Inc.; Chairman of the
                         Board, B. F. Saul Company, B. F. Saul Real Estate
                         Investment Trust, Chevy Chase Bank, F.S.B.

B. Francis Saul III      President, Secretary and Director; Executive Vice
                         President and Director, Westminster Investing
                         Corporation; Senior Vice President and Director, B. F.
                         Saul Company; Senior Vice President, Franklin Property
                         Company; Vice President and Trustee, B. F. Saul Real
                         Estate Investment Trust; Vice Chair, Saul Centers,
                         Inc.; Director, Chevy Chase Bank, F.S.B.

William F. Anhut, Jr.    Vice President, Treasurer and Director; Vice President,
                         Treasurer and Assistant Secretary, Westminster
                         Investing Corporation



B. F. Saul Real Estate Investment Trust
---------------------------------------

                         Position with Company and Present
Name/5/                  Principal Occupation if Different
----                     -------------------------------------

B. Francis Saul II       Trustee and Chairman; Chairman of the Board and Chief
                         Executive Officer, Saul Centers, Inc.;



---------------------
/3/ Mr. Rogers' business address is Shaw Pittman, 2300 N Street, N.W., Washington, D.C. 20037.

/4/ The business address of each person is 8401 Connecticut Avenue, Chevy Chase, Maryland 20815 unless otherwise indicated.

/5/ The business address of each person is 8401 Connecticut Avenue, Chevy Chase, Maryland 20815 unless otherwise indicated.

                                                             Page 11 of 20 Pages

                         Chairman of the Board, B. F. Saul Company, Chevy Chase Bank, F.S.B.; Chairman of the Board and President, Westminster Investing Corporation; Director and Chairman, Van Ness Square
                         Corporation

Gilbert M. Grosvenor/6/  Trustee; Chairman of the Board of Trustees,
                         National Geographic Society

George M. Rogers, Jr./7/ Trustee; Senior Counsel, Shaw Pittman; Director,
                         B.F. Saul Company

Garland J. Bloom         Trustee; Real Estate Consultant

John R. Whitmore/8/      Trustee; Senior Advisor to The Bessemer Group, Inc.;
                         Director, B.F. Saul Company

B. Francis Saul III      Trustee; Senior Vice President and Director, B. F. Saul
                         Company; Vice Chair, Saul Centers, Inc; President,
                         Franklin Property Company; Vice President and Director,
                         B. F. Saul Real Estate Investment Trust; Director,
                         Chevy Chase Bank. F.S.B.

Philip D. Caraci         Senior Vice President and Secretary; President and
                         Director, Saul Centers, Inc.; Executive Vice President,
                         B. F. Saul Company; Chairman, Franklin Property Company

Stephen R. Halpin, Jr.   Vice President and Chief Financial Officer; Executive
                         Vice President and Chief Financial Officer, Chevy Chase
                         Bank, F.S.B.; Senior Vice President and Chief Financial
                         Officer, B. F. Saul Company

Patrick T. Connors       Vice President; Senior Vice President, B. F. Saul
                         Company


--------------------
/6/ Mr. Grosvenor's business address is National Geographic Society, 17th and M Streets, N.W., Washington, D.C. 20009.

/7/ Mr. Rogers' business address is Shaw Pittman, 2300 N Street, N.W., Washington, D.C. 20037

/8/ Mr. Whitmore's business address is The Bessemer Group, Incorporated, 630 Fifth Avenue, New York, New York 10111.

                                                             Page 12 of 20 Pages

Ross E. Heasley          Vice President; Vice President, B. F. Saul Company;
                         Vice President and Assistant Secretary, Saul Centers,
                         Inc.; Vice President and Director, Franklin Property
                         Company

Henry Ravenel, Jr.       Vice President; Vice President, B. F. Saul Company and
                         Saul Centers, Inc.

William K. Albright      Vice President and Treasurer; Vice President and
                         Treasurer, B. F. Saul Company and Franklin Property
                         Company; Vice President and Assistant Treasurer, Saul
                         Centers, Inc.

Laurence Millspaugh      Vice President; Vice President, B. F. Saul Company;
                         Vice President, Franklin Property Company

     None of the persons filing this statement has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years from the date of this Amendment. To the best of the knowledge and belief of the Corporations, none of the directors and executive officers of the Corporations has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years from the date of this Amendment. To the best of the knowledge and belief of the Saul Trust, none of the trustees or executive officers of the Saul Trust has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years from the date of this Amendment.

     None of the persons filing this statement was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws during the last five years from the date of this Amendment.

     To the best of the knowledge and belief of the Corporations, none of the directors and executive officers of the Corporations was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws during the last five years from the date of this Amendment. To the best of the knowledge and belief of the Saul Trust, none of the trustees and executive officers of the Saul Trust was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws during the last five years from the date of this Amendment.

                                                             Page 13 of 20 Pages

     All individuals named in this Schedule 13D are citizens of the United States of America.

ITEM 3.  Source and Amount of Funds or Other Consideration.

     Item 3 is amended in its entirety to read as follows:

     Saul Centers instituted a Dividend Reinvestment and Stock Purchase Plan in December 1995 (the "DRIP") through which holders of Saul Centers Common Stock and holders of limited partnership interests in Saul Holdings Limited Partnership may choose to have some or all of their cash dividends or cash distributions automatically reinvested in shares of Common Stock. Since the filing of Amendment Number 13 to this Schedule 13D, Saul Centers has issued Common Stock pursuant to the DRIP on July 30, 1999, October 29, 1999 and January 31, 2000. The Saul Trust, Franklin Property Company and Van Ness Square Corporation all participated in the DRIP and, consequently, were issued additional shares of Saul Centers Common Stock in lieu of receiving cash payments. The total amount reinvested and the number of shares acquired by such entities are as follows:


Saul Trust
----------

                                                                                                      Number  of shares
     Date of DRIP Reinvestment                   Amount reinvested           Price per share              purchased

          July 30, 1999                            $  881,338.39                  $14.793                  59,578.07
          October 29, 1999                         $  904,573.92                  $13.762                  65,729.83
          January 31, 2000                         $  930,208.48                  $14.429                  64,467.98
                                                   =============                                          ==========
                                     Total:        $2,716,120.79                                          189,775.88

Franklin Property Company
-------------------------

                                                                                                      Number of shares
      Date of DRIP Reinvestment                  Amount reinvested           Price per share              purchased

          July 30, 1999                            $ 58,393.30                    $14.793                  3,947.36
          October 29, 1999                         $ 59,932.68                    $13.762                  4,354.94
          January 31, 2000                         $ 61,631.16                    $14.429                  4,271.34
                                                   ===========                                            =========
                                     Total:        $179,957.14                                            12,573.64

   Van Ness Square Corporation
   ---------------------------

                                                                                                      Number of shares
      Date of DRIP Reinvestment                  Amount reinvested           Price per share              purchased

          July 30, 1999                            $27.81                         $14.793                      1.88
          October 29, 1999                         $28.49                         $13.762                      2.07
          January 31, 2000                         $29.29                         $14.429                      2.03
                                                   ======                                                      ====
                                     Total:        $85.59                                                      5.98

     The B. F. Saul Company Employees' Profit Sharing Retirement Trust (the "Plan") is a profit sharing retirement plan for the benefit of the employees of the Saul Company, its

                                                             Page 14 of 20 Pages

subsidiaries and other participating companies that invests its assets for the benefit of the employees of such companies. The Plan is intended to qualify under Section 401(a) of the Internal Revenue Code and is subject to the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). The Plan is administered by five trustees: B. Francis Saul II, Philip D. Caraci, Alexander R.M. Boyle, Patricia E. Clark and Stephen R. Halpin, Jr. Because B. Francis Saul II shares the power to vote and to dispose of the shares of common stock acquired by the Plan, the acquisition of such shares is being reported in this
Schedule 13D.

     The Plan participated in the DRIP and reinvested the following amounts for shares of Saul Centers Common Stock:

                                                                                              Number of shares
     Date of DRIP Reinvestment            Amount reinvested           Price per share            purchased

          July 30, 1999                     $  333,612.18                  $14.793               22,552.03
          October 29, 1999                  $  342,407.37                  $13.762               24,880.64
          January 31, 2000                  $  352,110.89                  $14.429               24,403.00
                                            =============                                        =========
                                Total:      $1,028,130.44                                        71,835.67

     Beginning in 1999, pursuant to the DRIP, 100 shares of Saul Center Common Stock are awarded annually as additional compensation to each person serving on the Board of Directors of Saul Centers as of the record date for the annual meeting of stockholders. Pursuant to this provision, on April 23, 1999, B. Francis Saul II received 100 shares of Saul Centers Common Stock. The closing price of Saul Centers Common Stock on the New York Stock Exchange on April 23, 1999 was $15.625. After receipt of the shares, B. Francis Saul II elected to participate in the DRIP. The total amount reinvested and the number of shares acquired by B. Francis Saul II is as follows:

B. Francis Saul II

                                                                                              Number of shares
     Date of DRIP Reinvestment            Amount reinvested           Price per share            purchased

          October 29, 1999                     $38.95                    $13.762                    2.83
          January 31, 2000                     $40.11                    $14.429                    2.78
                                               ======                                               ====
                                Total:         $79.06                                               5.61

     In addition, various trusts established for the benefit of the children of
B. Francis Saul II (the "Trusts"), a fund created under the Uniform Gift to Minors Act of which B. Francis Saul II is custodian, and Mrs. Patricia E. Saul, the wife of B. Francis Saul II, have participated in the DRIP. The additional shares of Saul Centers Common Stock issued pursuant to the DRIP to these entities and individuals are being reported in this Schedule 13D because B. Francis Saul II, either as sole trustee of some of the Trusts, as custodian, or by reason of his possible influence over the other trustees and beneficiaries and over his wife, has or might be deemed to have sole or shared voting and dispositive power over such shares.

                                                             Page 15 of 20 Pages

     The amounts reinvested and the number of shares issued pursuant to the DRIP are listed below:

Elizabeth Willoughby Saul Trust
B. Francis Saul II, Trustee
---------------------------

                                                                                             Number of shares
     Date of DRIP Reinvestment            Amount reinvested           Price per share            purchased

          July 30, 1999                      $1,390.10                   $14.793                   93.97
          October 29, 1999                   $1,423.60                   $13.762                  103.67
          January 31, 2000                   $1,467.14                   $14.429                  101.68
                                             =========                                            ======
                                Total:       $4,280.84                                            299.32

Sharon Elizabeth Saul Trust
B. Francis Saul II, Trustee
---------------------------

                                                                                             Number of shares
     Date of DRIP Reinvestment            Amount reinvested           Price per share            purchased

          July 30, 1999                       $  834.03                  $14.793                   56.38
          October 29, 1999                    $  856.00                  $13.762                   62.20
          January 31, 2000                    $  880.31                  $14.429                   61.01
                                              =========                                           ======
                                Total:        $2,570.34                                           179.59


B. Francis Saul II, Custodian for
Patricia English Saul, UGMA
---------------------------

                                                                                                Number of shares
      Date of DRIP Reinvestment             Amount reinvested           Price per share             purchased

          July 30, 1999                          $1,390.10                  $14.793                   93.97
          October 29, 1999                       $1,423.60                  $13.762                  103.67
          January 31, 2000                       $1,467.14                  $14.429                  101.68
                                                 =========                                           ======
                                 Total:          $4,280.84                                           299.32

Trust FBO Elizabeth W.  Saul
u/a dated 12/30/76, George M. Rogers, Jr.,
Successor Trustee
-----------------

                                                                                                Number of shares
      Date of DRIP Reinvestment             Amount reinvested           Price per share             purchased

          July 30, 1999                          $1,390.10                  $14.793                   93.97
          October 29, 1999                       $1,423.60                  $13.762                  103.67
          January 31, 2000                       $1,467.14                  $14.429                  101.68
                                                 =========                                           ======
                                 Total:          $4,280.84                                           299.32

                                                             Page 16 of 20 Pages

Trust FBO Andrew M. Saul II
u/a dated 12/30/70, George M. Rogers, Jr.,
Successor Trustee
-----------------

                                                                                                Number of shares
       Date of DRIP Reinvestment             Amount reinvested           Price per share            purchased

          July 30, 1999                          $1,390.10                  $14.793                    93.97
          October 29, 1999                       $1,423.60                  $13.762                   103.67
          January 31, 2000                       $1,467.14                  $14.429                   101.68
                                                 =========                                            ======
                                 Total:          $4,280.84                                            299.32

Trust FBO Patricia English Saul
u/a dated 12/15/71, George M. Rogers, Jr.,
Successor Trustee
-----------------

                                                                                                Number of shares
    Date of DRIP Reinvestment                Amount reinvested           Price per share             purchased

          July 30, 1999                          $1,390.10                   $14.793                  93.97
          October 29, 1999                       $1,423.60                   $13.762                 103.67
          January 31, 2000                       $1,467.14                   $14.429                 101.68
                                                 =========                                           ======
                                 Total:          $4,280.84                                           299.32

Patricia E. Saul (Mrs.)
-----------------------

                                                                                                 Number of shares
    Date of DRIP Reinvestment                 Amount reinvested           Price per share           purchased

          July 30, 1999                          $15,985.61                  $14.793               1,080.62
          October 29, 1999                       $16,407.06                  $13.762               1,192.20
          January 31, 2000                       $16,871.97                  $14.429               1,169.31
                                                 ==========                                        ========
                                 Total:          $49,264.64                                        3,442.13

ITEM 4.  Purpose of Transaction.

     Item 4 is amended in its entirety to read as follows:


     The purpose of the acquisition of shares of Common Stock by the Corporations, the Plan, the Saul Trust, the Trusts, B. Francis Saul II as custodian, B. Francis Saul II and Patricia E. Saul is investment. The Corporations, the Plan, the Saul Trust, the Trusts, B. Francis Saul II as custodian, B. Francis Saul II and Patricia E. Saul may purchase additional shares of Common

                                                             Page 17 of 20 Pages

Stock from time to time for the purpose of investment, subject to ownership limitations set forth in the Saul Centers, Inc. Articles of Incorporation.


ITEM 5.  Interest in Securities of the Issuer.


     Item 5 is amended in its entirety to read as follows:

     a. The number and percentage of Common Shares beneficially owned by the reporting persons are set forth in the following table:

                                                          Number of Shares                    Percentage
               Reporting Person                          Beneficially Owned                    Of Class
               ----------------                          ------------------                   ----------
B. Francis Saul II                                               4,025,351*                       30.1
Franklin Property Company                                          162,300                         1.2
Westminster Investing Corp.                                        374,030                         2.8
Van Ness Square Corporation                                             77                         0.0
B.F. Saul Real Estate Investment Trust                           2,449,618                        18.3

*     Includes all of the shares of Common Stock acquired by the Corporations, the Plan, the Saul Trust, the
 Trusts and Mrs. Patricia E. Saul.  B. Francis Saul II owns 106 shares of Common Stock directly.  Pursuant to
 Rule 13d-1 under the Securities Exchange Act of 1934, as amended, the shares of Common Stock described above are considered to be beneficially owned by Mr. Saul because he has or may be deemed to have sole or shared voting and/or investment power in respect thereof.

         b. The Corporations and the Saul Trust have the sole power to vote or to direct the vote and to dispose or to direct the disposition of the shares of Common Stock directly owned by each. B. Francis Saul II shares the power to vote or to direct the vote and to dispose or to direct the disposition of shares of Common Stock owned by the Corporations, the Saul Trust and the Plan with the other directors of the Corporations, the other trustees of the Saul Trust and the other trustees of the Plan, respectively. The information required by Item 2 with respect to the other directors of the Corporations and the other trustees of the Saul Trust is set forth in Item 2 above. The information required by Item 2 with respect to the other Plan trustees is set forth in the following table:


               Name                                     Principal Occupation
               ---                                      --------------------
Philip D. Caraci                    Director and President, Saul Centers, Inc.; Executive Vice
                                    President, B. F. Saul Company; Senior Vice President, B. F.
                                    Saul Real Estate Investment Trust
Alexander R. M. Boyle               Vice Chairman, Chevy Chase Bank, F.S.B.
Patricia E. Clark                   Assistant Vice President and Secretary, B. F. Saul Company
Stephen R. Halpin, Jr.              Executive Vice President and Chief Financial Officer, Chevy
                                    Chase Bank, F.S.B.; Vice President and Chief Financial
                                    Officer, B. F. Saul Real Estate Investment Trust

The business address of each of the foregoing individuals is 8401 Connecticut Avenue, Chevy Chase, Maryland 20815.


     B. Francis Saul II, as sole trustee of the Sharon Elizabeth Saul Trust, the Elizabeth Willoughby Saul Trust and the Andrew M. Saul Trust, and as custodian for Patricia English Saul

                                                             Page 18 of 20 Pages

under the Uniform Gift to Minors Act, has the sole power to vote and the sole power to direct the disposition of 19,745 shares of Common Stock. As noted in
Item 3, because of his possible influence over the trustees and beneficiaries of the Trusts named below and over his wife, Mrs. Patricia E. Saul, Mr. Saul might be deemed to have shared voting or dispositive power over the shares of Common Stock owned by such Trusts and by Mrs. Saul as indicated by the following table:


                        Owner                                              Number of Shares
------------------------------------------------------  -------------------------------------------------------
---------------------------------------------------------------------------------------------------------------
NationsBank, NA, Trustee FBO Francis                                             24,500
Saul III & Andrew M. Saul II u/a w/B. Francis
Saul II dated 12/30/76
---------------------------------------------------------------------------------------------------------------
Nations Bank, NA, Trustee u/w Andrew M. Saul FBO                                  1,000
Elizabeth W. Saul
---------------------------------------------------------------------------------------------------------------
Trust FBO Elizabeth W. Saul                                                       7,363.55
u/a dated 12/31/70, George M. Rogers, Jr.,
Successor Trustee
---------------------------------------------------------------------------------------------------------------
Trust FBO Andrew M. Saul II                                                       4,863.55
u/a dated 12/31/70, George M. Rogers, Jr.,
Successor Trustee
---------------------------------------------------------------------------------------------------------------
Trust FBO Patricia English Saul                                                   7,063.55
u/a dated 12/15/71, George M. Rogers, Jr.,
Successor Trustee
---------------------------------------------------------------------------------------------------------------
Trust FBO Sharon Elizabeth Saul                                                   3,000
u/a dated 13/31/70, George M. Rogers, Jr.,
Successor Trustee
---------------------------------------------------------------------------------------------------------------
Patricia E. Saul (Mrs.)                                                          44,430.80
---------------------------------------------------------------------------------------------------------------

     The information with respect to the trustees of these Trusts and with respect to Mrs. Saul required by Item 2 is as follows.

     NationsBank, N.A. is a national banking association with its principal business address and the address of its principal office at 1501 Pennsylvania Avenue, N.W., Washington, D.C. 20013.

     George M. Rogers, Jr. is an attorney at law, whose principal occupation is as a senior counsel in the law firm of Shaw Pittman, 2300 N Street, N.W., Washington, D.C. 20037, which is also Mr. Rogers' business address.

     Patricia E. Saul is the wife of B. Francis Saul II. She resides at One Quincy Street, Chevy Chase, Maryland 20815. Her principal occupation is that of housewife.

     To the best of the information and belief of the persons filing this statement, during the past five years from the date of this Amendment, neither NationsBank, N.A., nor Mr. Rogers, nor Mrs. Saul, nor any of the Plan trustees has, during the past five years from the date of this Amendment, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding any of them was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Rogers, Mrs. Saul and the Plan trustees are citizens of the United States of America.

                                                             Page 19 of 20 Pages

     c. The only transactions known to the persons filing this statement since the filing of Amendment No. 13 to this Schedule 13D are the following:

     Beginning in 1999, pursuant to the DRIP, 100 shares of Saul Center Common Stock are awarded annually as additional compensation to each person serving on the Board of Directors of Saul Centers as of the record date for the annual meeting of stockholders. Pursuant to this provision, on April 23, 1999, B. Francis Saul II received 100 shares of Saul Centers Common Stock. The closing price of Saul Centers Common Stock on the New York Stock Exchange on April 23, 1999 was $15.625. This transaction was inadvertently omitted from Amendment No. 13 to this Schedule 13D filed on June 18, 1999.

     d. Beneficiaries of the Plan, beneficiaries of the Trusts, Patricia English Saul and Mrs. Patricia E. Saul have the right to receive dividends from, and the proceeds from the sale of, the shares of Common Stock acquired by the Plan, the Trusts, Mr. Saul (as custodian for Patricia English Saul), and Mrs. Saul, respectively. The interest of no such beneficiary, Patricia English Saul, or Mrs. Patricia E. Saul, relates to more than five percent of the Common Stock.

     e.  Not applicable.

ITEM 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     None.

ITEM 7.  Material to be Filed as Exhibits.

     None.

                                                             Page 20 of 20 Pages

                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                               /s/ B. Francis Saul II
                                             ---------------------------------------------------
March 6, 2000                                B. Francis Saul II

                                             FRANKLIN PROPERTY COMPANY

March 6, 2000                                By:  /s/ Ross E. Heasley
                                                  ----------------------------------------------
                                                  Ross E. Heasley, Vice President

                                             WESTMINSTER INVESTING CORPORATION

March 6, 2000                                By:  /s/ B. Francis Saul II
                                                  ----------------------------------------------
                                                  B. Francis Saul II,
                                                  Chairman and President

                                             VAN NESS SQUARE CORPORATION

March 6, 2000                                By:  /s/ B. Francis Saul II
                                                  ----------------------------------------------
                                                  B. Francis Saul II,
                                                  Chairman

                                             B. F. SAUL REAL ESTATE
                                             INVESTMENT TRUST

March 6, 2000                                By:  /s/ B. Francis Saul II
                                                  ----------------------------------------------
                                                  B. Francis Saul II,
                                                  Chairman